Cybin Reports Important Progress on Key Milestones and First Quarter Fiscal Year 2026 Financial Results

Cybin continues to make significant progress on its journey to bring breakthrough therapy to patients by delivering on the following key milestones

- Received European and United Kingdom Medical and Healthcare Products Regulatory Agency (“MHRA”) approval for EMBRACE, the Company’s second pivotal study evaluating CYB003 for the adjunctive treatment of Major Depressive Disorder (“MDD”) on schedule -

- EMBRACE study to enroll 330 participants at approximately 60 clinical sites across the United States, United Kingdom, Europe, and Australia 1 -

- Completion of patient enrollment in CYB004 Phase 2 study in General Anxiety Disorder expected in August 2025 1 -

- Recent financing agreement of US$50 million principal amount of convertible debentures will advance clinical pipeline programs -

- Cash totaled US$118.7 million as of June 30, 2025 -

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated February 10, 2025, to its short form base shelf prospectus dated August 17, 2023, as amended December 22, 2023, April 8, 2024, and January 6, 2025.

TORONTO, CANADA – August 13, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe Canada CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today reported unaudited financial results for its first quarter ended June 30, 2025, and is pleased to provide an update on key business milestones.

“With our recently announced funding agreement in place, we are well positioned to continue advancing our lead clinical programs, CYB003 and CYB004, through multiple inflection points,”

said Doug Drysdale, Chief Executive Officer of Cybin. “Gaining European CTA approval and MHRA approval to commence EMBRACE in the UK has enabled us to expand our multinational Phase 3 PARADIGM program evaluating CYB003 for the potential adjunctive treatment of major depressive disorder. PARADIGM is a significantly larger program than the completed Phase 2 study, with anticipated combined enrollment of approximately 550 participants. Our Phase 3 studies will evaluate the potential clinical benefits of CYB003 in patients living with moderate to severe MDD, and whose symptoms are uncontrolled with existing antidepressant treatment. Our Phase 2 study evaluating CYB004 in generalized anxiety disorder is expected to complete patient enrollment this month.”

“Cybin is in a strong position to advance our programs and continue our work to deliver innovative therapies to address some of the most challenging mental health disorders we face today and is helping to build momentum across the sector - both from a clinical and regulatory perspective,” concluded Drysdale.

Recent Business and Pipeline Highlights:

Received European approval and MHRA approval for EMBRACE, the second Phase 3 study within the PARADIGM program evaluating CYB003 for the adjunctive treatment of MDD, on schedule. The Company has received CTA approval from the Irish Medicines Board for the EMBRACE study in Ireland, Poland, and Greece, as well as approval from the MHRA. EMBRACE is a 12-week, randomized, double-blind, placebo-controlled study in 330 participants with moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but with inadequate response. EMBRACE will evaluate two doses of CYB003 (8 mg, 16 mg) three weeks apart, compared to an inactive placebo. The primary endpoint is change in depressive symptoms as measured by the change in MADRS from baseline six weeks after the first dose.

Making strong progress on CYB003 development through the APPROACH and EXTEND studies. Dosing is currently ongoing in the first pivotal study, APPROACH, which is expected to enroll 220 patients across 45 U.S. clinical sites. We are pleased to report that patient rollovers continue into EXTEND, the long-term extension study.

Clinical Program Summary
CYB003: Deuterated psilocin program
•Phase 3 PARADIGM program is underway, with topline data from first pivotal study, APPROACH, expected in 20261.
CYB003 program accomplishments:
•Received Breakthrough Therapy Designation from the U.S. Food and Drug Administration for the adjunctive treatment of MDD.

•A completed Phase 2 study of CYB003 in MDD demonstrated durability of effect at 12 months:
•100% of participants receiving two doses of 16 mg were responders.
•71% of participants receiving two doses of 16 mg were in remission.
•Mean change from baseline in MADRS was approximately -23 points after two 16 mg doses.

CYB004: Deuterated dimethyltryptamine program

•The Phase 2 CYB004 study is a randomized, double-blind study evaluating the safety and efficacy of CYB004 in participants with generalized anxiety disorder, with concomitant antidepressant/anxiolytic treatment and co-morbid depression allowed. Patient enrollment is expected to be completed this month1.

Change in Presentation Currency

Effective April 1, 2025, the Company changed its presentation currency from the Canadian dollar to the United States dollar (“USD”). The change in presentation currency was made to better reflect the Company’s operations, align with the currency in which the majority of cash-based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. As a result, all amounts presented in this press release are in USD unless otherwise stated.

First-Quarter Financial Highlights

•Cash totaled $118.7 million as of June 30, 2025.
•Net loss was $24.6 million for the quarter ended June 30, 2025, compared to a net loss of $10.8 million in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled $23.9 million for the quarter ended June 30, 2025, compared to $11.9 million, in the same period last year.
•Cash flows used in operating activities were $29.5 million for the quarter ended June 30, 2025, compared to $19.9 million in the same period last year.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Note:
1.There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the EMBRACE study to enroll 330 participants at approximately 60 clinical sites across the United States, United Kingdom, Europe, and Australia; the Company’s expectation to enroll 220 participants at approximately 45 clinical sites across the United States for the APPROACH study; the Company’s expectation to complete enrollment in CYB004 Phase 2 study in August 2025; the Company’s expectation to receive topline data from APPROACH in 2026; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com